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ANNUAL AUDITED REPORT
FORM X-17A-5
PART 111

SEC FILE NUMBER
8- 69935

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Bernstein Hebert Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
655 Madison Ave, 20th Floor
(No. and Street)

New York	**NY**	**10065**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jon Nixon **(516) 490-8400**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

2727 Paces Ferry Rd, Bldg 2, Suite 1680	**Atlanta**	**Georgia**	**30339**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Daniel Hebert, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bernstein Hebert Securities, LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public 2/25/2020

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation, between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BERNSTEIN HEBERT SECURITIES, LLC

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION
WITH REPORT OF
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FOR THE YEAR ENDED DECEMBER 31, 2019

BERNSTEIN HEBERT SECURITIES, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

DECEMBER 31, 2019

TABLE OF CONTENTS

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Bernstein Hebert Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Bernstein Hebert Securities, LLC (the "Company") as of December 31, 2019, the related statements of operations, changes in member's equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis of our opinion.

Supplemental Information

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the

information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2019.

March 14, 2020
Atlanta, Georgia

Rubio CPA, PC

Rubio CPA, PC

BERNSTEIN HEBERT SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS

Cash	$	96,398
Prepaid Expenses		3,602
Total Assets	$	100,000

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Due to Related Party	$	1,242
Accrued Expenses		7,500
Total Liabilities		8,742
Member's Equity		91,258
Total Liabilities and Member's Equity	$	100,000

See Accompanying Notes to Financial Statements.

BERNSTEIN HEBERT SECURITIES, LLC
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2019

Revenues	
Interest	$ 231
Expenses	
Occupancy	40,000
Professional Fees	50,455
Compensation and Benefits	45,563
Other Expenses	11,766
Total Expenses	147,784
Net Loss	$ (147,553)

See Accompanying Notes to Financial Statements.

BERNSTEIN HEBERT SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2019

Balance - January 1, 2019, as Previously Reported	$	10,089
Adjustment to Record Revenue in Prior Year		3,500,000
Balance - January 1, 2019, as Adjusted		3,510,089
Member's Contributions		102,000
Net Loss		(147,553)
Member's Distributions		(3,373,278)
Balance - December 31, 2019	$	91,258

See Accompanying Notes to Financial Statements.

BERNSTEIN HEBERT SECURITIES, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2019

Cash Flows From Operating Activities		
Net Loss		$ (147,553)
Items Which Do Not Affect Cash:		
Contribution of Expenses Paid by Member	52,000	
Adjustment to Record Revenue in Prior Year	3,500,000	
Adjustments to Reconcile Net Loss to Net Cash Provided By Operating Activities:		
Increase in Prepaid Expenses	(1,349)	
Increase in Due to Related Party	1,242	
Decrease in Accrued Expenses	(5,882)	
		3,546,011
Net Cash Provided By Operating Activities		3,398,458
Cash Flows From Financing Activities		
Member's Contributions	50,000	
Member's Distributions	(3,373,278)	
Net Cash Used By Financing Activities		(3,323,278)
Net Increase in Cash		75,180
Cash - Beginning of Year		21,218
Cash - End of Year		$ 96,398

See Accompanying Notes to Financial Statements.

BERNSTEIN HEBERT SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2019

Note (1) - Nature of business:

Bernstein Hebert Securities, LLC (the "Company"), a New York limited liability company, is a registered broker-dealer under the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corp. ("SIPC"). As a limited liability company, the member's liability is limited to their investment. The Company's primary business includes providing merger and acquisition advisory services and private placement of securities.

Note (2) - Summary of significant accounting policies:

(A) Cash:
The Company maintains its bank account in a high credit quality institution. The balance at times may exceed federally insured limits.

(B) Use of estimates:
The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses during the year. Actual results could vary from the estimates that were assumed in preparing the financial statements.

(C) Income taxes:
The Company is a single member limited liability company, and as such, is treated as a disregarded entity by the Internal Revenue Code ("IRC"). The IRC provides that any income or loss is passed through to the ultimate beneficial member for federal and state income tax purposes. Accordingly, the Company has not provided for federal and state income taxes in the accompanying financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a tax return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

Note (2) Summary of significant accounting policies – continued

(D) Revenue Recognition:

The Company recognizes revenue in accordance with FASB Accounting Standards Codification 606 (ASC 606). The standard's core principle is that revenue from contracts with customers should be recognized in a manner that depicts the timing of the related transfer of goods or performance of services at an amount that reflects the expected consideration. ASC 606 prescribes a five steps process to accomplish this core principle, including;

- Identification of the contract with the customers;
- Identification of the performance obligation(s) under the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the identified performance obligation(s); and
- Recognition of revenue as (or when) the Company satisfies the identified performance obligation(s)

The Company recognizes investment banking revenue upon the completion of a transaction as this satisfies the only performance obligation identified in accordance with the standard.

(E) Subsequent events evaluation:

Management has evaluated subsequent events through the date the financial statements were issued.

Note (3) - Net capital:

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule"). The Rule requires that the Company maintain minimum net capital, equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2019, the Company had net capital of $87,656 which exceeded its requirement of $5,000 by $82,656. The Company had a ratio of aggregate indebtedness to net capital of .0997 to 1 at December 31, 2019.

BERNSTEIN HEBERT SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2019

Note (4) – Related Party Transactions:

The Company has an expense sharing agreement with Bernstein Equity Partners, LLC (the "Parent"). Under in the terms of the agreement, the Company pays the Parent for personnel services, occupancy and other administrative costs. The amount expensed under the agreement for the year ended December 31, 2019 was approximately $52,000. The Parent permanently forgave amounts due from the Company during the year under the agreement. Such amounts were recorded as capital contributions in the accompanying financial statements.

Occasionally, expenses of the Company may be paid by owners of the parent. The balance due to related party of $1,242 on the accompanying statement of financial condition arose from such transactions.

Financial position and results of operations could differ from the amounts in the accompanying financial statements if these related party transactions did not exist.

Note (5) – Regulation:

The Company is registered as a broker-dealer with the SEC. The securities industry in the United States is subject to extensive regulation under both federal and state laws. The SEC is the federal agency responsible for the administration of the federal securities laws. Much of the regulation of broker-dealers has been delegated to self-regulatory organizations, such as the FINRA, which had been designated by the SEC as the Company's primary regulator. These self-regulatory organizations adopt rules, subject to approval by the SEC, that govern the industry and conduct periodic examinations of the Company's operations. The primary purpose of these requirements is to enhance the protection of customer assets. These laws and regulatory requirements subject the Company to standards of solvency with respect to capital requirements, financial reporting requirements, record keeping and business practices.

Note (6) – Contingencies:

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress as of December 31, 2019 as defendant.

BERNSTEIN HEBERT SECURITIES, LLC
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
DECEMBER 31, 2019

SCHEDULE I

Member's Equity		$ 91,258
Non-allowable Assets:		
Prepaid Expenses	3,602	
Total Non-Allowable Assets		3,602
Net Capital		87,656
Minimum Net Capital Requirement - the greater of $5,000 or 6-2/3% of aggregate indebtedness of $8,742		5,000
Excess Net Capital		$ 82,656
Total Aggregate Indebtedness		$ 8,742
Percentage of Aggregate Indebtedness to Net Capital		9.97%

Reconciliation with the Company's Computation of net capital included in Part IIA of Form X-17-a-5 as of December 31, 2019 - as amended:

There is no significant difference between net capital in the Focus Part IIA form and the computation above - as amended.

BERNSTEIN HEBERT SECURITIES, LLC
SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c-3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2019

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

BERNSTEIN HEBERT SECURITIES, LLC
SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2019

The Company is exempt from the provisions of Rule 15c3-3, under the Securities Exchange Act of 1934,pursuant to paragraph (k)(2)(i) of the Rule.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Bernstein Hebert Securities, LLC

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report in which (1) Bernstein Hebert Securities, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Bernstein Hebert Securities, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions"); and, (2) Bernstein Hebert Securities, LLC stated that Bernstein Hebert Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Bernstein Hebert Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Bernstein Hebert Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i), of Rule 15c3-3 under the Securities Exchange Act of 1934.

March 14, 2020
Atlanta, GA

Rubio CPA, PC

Rubio CPA, PC

BERNSTEIN HEBERT SECURITIES, LLC
655 Madison Avenue, 20th Fl
New York, NY 10065

EXEMPTION REPORT
REQUIREMENT FOR BROKER/DEALERS UNDER
RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2019

To the best knowledge and belief of Bernstein Hebert Securities, LLC:

The Company claimed the (k)(2)(i) exemption provision from Rule 15c3-3 of the Securities Exchange Act of 1934.

The Company met the (k)(2)(i) exemption provision from Rule 15c3-3, without exception, throughout the most recent year ending December 31, 2019.

Daniel B. Hebert
CEO

TAVITA HALKETT
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01HA6195417
Qualified in Nassau County
Commission Expires October 20, 2020

Tavita Halkett 2/25/2020